5


                                                                     EXHIBIT 1.1
                                                                     -----------



                                [GRAPHIC OMITTED]
                                [LOGO - ASIASAT]

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED


                (Incorporated in Bermuda with limited liability)

                 PRELIMINARY ANNOUNCEMENT OF 2003 ANNUAL RESULTS


CHAIRMAN'S STATEMENT

A CHALLENGING YEAR

The highlight of 2003 was the launch, in April, of AsiaSat 4 - our most powerful Pan-Asian satellite. Its launch was successful and its subsequent deployment faultless. We also completed and commissioned our new Tai Po Earth Station in Hong Kong, adding to our quality and service pledge.

The regional transponder market, however, remained sluggish, lagging behind early signs of economic improvement in some Asian markets. But AsiaSat maintained both its outstanding operating standards, and its premium client base in what was a very difficult year with low demand and highly competitive pricing pressure.

The outbreak of Severe Acute Respiratory Syndrome (or SARS) in the spring of 2003 in Hong Kong and neighbouring cities/areas also had an adverse impact on the business of the Company. Restrictions on travel resulting from the continued existence of SARS affected the Company's activity to market and serve new and existing customers throughout the Asian region. At the peak of SARS, almost all marketing activities came to a halt.

The results are disappointing, but they are in line with our earlier indications. However, we are in a long-term business and stand as the market leader with quality customers and, a debt free balance sheet, which leaves us well prepared for a recovery when it occurs.

FINANCIAL RESULTS

Turnover for the year ended 31st December, 2003 amounted to HK$896 million (2002: HK$951 million), a decline of 6%. This was a creditable performance, with the decline due largely to slow growth in new demand, business contraction of some customers, and continuing price pressure on new leases and renewals.

Profit attributable to shareholders for the year amounted to HK$424 million (2002: HK$555 million), a more significant reduction of 24% from the previous year. Earnings per share were HK$1.09 (2002: HK$1.42), a reduction of 23%. The steeper decline in profit was attributable mainly to the anticipated increase in depreciation on the new AsiaSat 4 and increased in-orbit insurance costs, combined with the decrease in turnover and an additional provision of deferred tax for both current and prior years. This arose as a result of the increase in the Hong Kong tax rate from 16% to 17.5% on 1st April, 2003. On the other hand, the Company was again able to lower other costs when compared with those of the prior year.

The Group continued to benefit from strong cash flow from its operations, and generated a net cash inflow of HK$253 million (2002: HK$270 million) after paying capital expenditure of HK$162 million (2002: HK$440 million) and dividends of HK$203 million (2002: HK$78 million). At the end of 2003, the Group had a cash balance of HK$659 million (2002: HK$406 million), and no debt.


DIVIDEND

At the forthcoming Annual General Meeting, to be held on 14th May, 2004, your Directors will recommend a final dividend of HK$0.24 per share (2002: HK$0.19 per share). This, together with the interim dividend of HK$0.08 per share (2002:
HK$0.06 per share), gives a total of HK$0.32 per share (2002: HK$0.25 per share), an increase of 28% compared with the prior year.

ASIASAT 4

The launch and commissioning of this new high-powered satellite is currently incurring additional costs for the Group at a time when markets have remained soft. The short-term impact is negative, but for the longer term, the addition of AsiaSat 4, which has a life expectancy of over 15 years, places the Group as a strong provider in the market with the significant growth potential.

OPERATIONS REVIEW

IN-ORBIT SATELLITES

AsiaSat's three in-orbit satellites, including AsiaSat 4, continued to operate well throughout 2003 with an exception of two related short duration service outages occurring on 24th December, and in the early morning of 26th December, 2003 on AsiaSat 2. This was the first break in service of an AsiaSat satellite in the history of the Company, and our technical staff was able to restore AsiaSat 2's service by noon on the same day. The outage caused no damage to the satellite and uninterrupted service has since been maintained.

At year-end, the number of transponders leased and sold remained unchanged, at
49. During the year, the Company leased out a total of ten transponders to existing and new customers but, at the same time, lost a similar number from non-renewals and early terminations as the weak economies impacted customers' businesses.


SPEEDCAST

SpeedCast increased its turnover to HK$28 million (2002: HK$12 million), a growth of 133%, largely attributable to the sales of equipment and provision of two-way broadband service, and lowered its loss to HK$40 million (2002: HK$49 million), a reduction of 18%. The Group's share of loss, including amortisation and impairment of goodwill, was HK$18 million (2002: HK$14 million), If the revenue generated from transponder capacity leased to SpeedCast was taken into account SpeedCast was able to make a small contribution to the Group after netting off the share of loss.

STRATEGY FOR GROWTH

Our strategy to achieve organic growth, and growth through acquisition and partnership, has been held back by the poor economic climate and the failure of identified targets to meet our investment criteria.

Nevertheless, we are well positioned to seize organic growth as well as acquisition opportunities, and to exploit the range of added value services we can offer as a result of the newly completed Tai Po Earth Station.

OUTLOOK

As we look ahead beyond this difficult period, it is worth reiterating that our business is long-term in nature, and that the positive factors that drive demand remain in place. They are television distribution (and increasingly in more developed markets, High Definition Television), and telecommunications networks that need connectivity over wide geographic coverage, at a fixed cost. This is where satellites succeed and terrestrial services cannot compete - particularly in large and physically scattered regions like the Asia Pacific.

This year, however, we do not see material signs of improvement among regional operators, nor new entrants to the market that would enable the Group to deliver stronger results in 2004 than in 2003.

Nevertheless, the longer-term future is positive and AsiaSat will remain focused on broadcast, rather than point-to-point communications. We will maintain our world-class reliability, operating standards and market leadership position, and stay vigilant for new opportunities for growth.

DIRECTORS AND STAFF

I would like to thank the Management and Staff for winning new customers and maintaining the support from our existing customers in a highly competitive and challenging year. This has been achieved through the provision of outstanding customer service levels. I would also like to thank the Board of Directors and every member of Staff for their contributions to the Company in a difficult year.

MI ZENGXIN
CHAIRMAN

Hong Kong, 11th March, 2004

--------------------------------------------------------------------------------

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31st December, 2003, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares.

--------------------------------------------------------------------------------

Website: http://www.asiasat.com

Remarks: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

2003 AUDITED RESULTS
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2003

                                                    NOTES     2003        2002
                                                    -----     ----        ----
                                                            HK$'000     HK$'000

Turnover                                              1     896,233     950,750
Cost of services                                           (313,265)   (243,071)
                                                          ---------   ---------

                                                            582,968     707,679
Other operating income                                          848          39
Interest income                                               4,945       6,423
Administrative expenses                                     (56,125)    (76,711)
                                                          ---------   ---------

Profit from operations                                2     532,636     637,430
Finance costs                                                (3,029)         --
Share of results of associates (including
  goodwill amortisation of HK$6,500,000;
  2002: HK$4,604,000)                                       (15,625)    (13,679)
Impairment loss recognised in respect
  of goodwill of associates                                  (1,896)         --
                                                          ---------   ---------

Profit before taxation                                      512,086     623,751
Taxation                                              3     (87,598)    (69,062)
                                                          ---------   ---------

Profit for the year                                         424,488     554,689
                                                          =========   =========


Basic earnings per share                              4     HK$1.09     HK$1.42
                                                           ========    ========

Dividend per share:
     Interim paid                                           HK$0.08     HK$0.06
     Final proposed                                         HK$0.24     HK$0.19
     Special paid                                               N/A     HK$0.25
                                                          ---------   ---------
                                                            HK$0.32     HK$0.50
                                                          =========   =========

Dividends:
     Interim paid                                            31,221      23,416
     Final proposed                                          93,664      74,151
     Special paid                                               N/A      97,566
                                                          ---------   ---------
                                                            124,885     195,133
                                                          =========   =========

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET
AT 31ST DECEMBER, 2003


                                                              2003        2002
                                                              ----        ----
                                                            HK$'000     HK$'000

NON-CURRENT ASSETS
Property, plant and equipment                             3,165,399   3,232,350
Unbilled lease rental receivable                            181,625     164,982
Investments in associates                                        --      17,521
Loan receivable from an associate                             3,769          --
Tax prepayments                                              24,487      19,305
Deferred tax asset                                               76          --
                                                          ---------   ---------

                                                          3,375,356   3,434,158
                                                          ---------   ---------

CURRENT ASSETS
Trade and other receivables                                 119,017      95,969
Loan receivable from an associate                             3,510          --
Bank balances and cash                                      659,337     406,228
                                                          ---------   ---------

                                                            781,864     502,197
                                                          ---------   ---------

CURRENT LIABILITIES
Construction payable                                         10,854      20,585
Other payables and accrued expenses                          18,829      15,190
Deferred revenue                                            156,448     158,937
Taxation payable                                             65,684      68,346
Dividend payable                                                121         121
                                                          ---------   ---------

                                                            251,936     263,179
                                                          ---------   ---------

NET CURRENT ASSETS                                          529,928     239,018
                                                          ---------   ---------

                                                          3,905,284   3,673,176
                                                          =========   =========

CAPITAL AND RESERVES
Share capital                                                39,027      39,027
Reserves                                                  3,529,239   3,307,689
                                                          ---------   ---------

                                                          3,568,266   3,346,716
                                                          ---------   ---------

MINORITY INTEREST                                               492         492
                                                          ---------   ---------

NON-CURRENT LIABILITIES
Deferred tax liabilities                                    213,598     185,949
Deferred revenue                                            122,928     140,019
                                                          ---------   ---------

                                                            336,526     325,968
                                                          ---------   ---------

                                                          3,905,284   3,673,176
                                                          =========   =========

--------------------------------------------------------------------------------

NOTES:


1.       TURNOVER AND SEGMENT INFORMATION

         Turnover:

         The Group's turnover is analysed as follows:
                                                              2003        2002
                                                              ----        ----
                                                            HK$'000     HK$'000

         Income from provision of satellite
            transponder capacity                            880,375     936,114
         Sales of satellite transponder capacity             15,858      14,636
                                                          ---------   ---------

                                                            896,233     950,750
                                                          =========   =========


         Geographical segments:

         The following table provides an analysis of the Group's sales and results by geographical market:

         Year ended 31st December, 2003

                                                 GREATER
                                                  CHINA,       UNITED       BRITISH
                                                INCLUDING     STATES OF     VIRGIN
                                   HONG KONG     TAIWAN        AMERICA      ISLANDS      AUSTRALIA     OTHERS    CONSOLIDATED
                                   ---------     ------        -------      -------      ---------     ------    ------------
                                    HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000      HK$'000
         TURNOVER
         External sales              323,187       212,847       71,164       40,351       37,598      211,086      896,233
                                     -------       -------       ------       ------       ------      -------      -------
         RESULT
         Segment result              189,983       125,120       41,833       23,720       22,101      124,086      526,843
                                     -------       -------       ------       ------       ------      -------

         Other operating income                                                                                         848
         Interest income                                                                                              4,945
                                                                                                                    -------
         Profit from operations                                                                                     532,636
         Finance costs                                                                                               (3,029)
         Share of results of associates                                                                             (15,625)
         Impairment loss recognised in
           respect of goodwill of associates                                                                         (1,896)
                                                                                                                    -------

         Profit before taxation                                                                                     512,086
         Taxation                                                                                                   (87,598)
                                                                                                                    -------

         Profit for the year                                                                                        424,488
                                                                                                                    =======


         OTHER INFORMATION

                                                 GREATER
                                                  CHINA,       UNITED       BRITISH
                                                INCLUDING     STATES OF     VIRGIN
                                   HONG KONG     TAIWAN        AMERICA      ISLANDS      AUSTRALIA     OTHERS    CONSOLIDATED
                                   ---------     ------        -------      -------      ---------     ------    ------------
                                    HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000      HK$'000
         Capital additions            56,013        36,890       12,334        6,993        6,516       36,585      155,331
         Depreciation of property,
           plant and equipment        80,154        52,789       17,650       10,008        9,325       52,351      222,277
         Write-back of allowance for
           bad and doubtful debts     (2,264)       (1,491)        (499)        (283)        (263)      (1,479)      (6,279)

         Year ended 31st December, 2002

                                                 GREATER
                                                  CHINA,       UNITED       BRITISH
                                                INCLUDING     STATES OF     VIRGIN
                                   HONG KONG     TAIWAN        AMERICA      ISLANDS      AUSTRALIA     OTHERS    CONSOLIDATED
                                   ---------     ------        -------      -------      ---------     ------    ------------
                                    HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000      HK$'000
         TURNOVER
         External sales              341,224       212,103       73,282       40,351       39,040      244,750      950,750
                                     -------       -------       ------       ------       ------      -------      -------

         RESULT
         Segment result              226,454       140,763       48,634       26,779       25,909      162,429      630,968
                                     -------       -------       ------       ------       ------      -------

         Other operating income                                                                                          39
         Interest income                                                                                              6,423
                                                                                                                    -------

         Profit from operations                                                                                     637,430
         Share of results of associates                                                                             (13,679)
                                                                                                                    -------

         Profit before taxation                                                                                     623,751
         Taxation                                                                                                   (69,062)
                                                                                                                    -------

         Profit for the year                                                                                        554,689
                                                                                                                    =======


         OTHER INFORMATION

                                                 GREATER
                                                  CHINA,       UNITED       BRITISH
                                                INCLUDING     STATES OF     VIRGIN
                                   HONG KONG     TAIWAN        AMERICA      ISLANDS      AUSTRALIA     OTHERS    CONSOLIDATED
                                   ---------     ------        -------      -------      ---------     ------    ------------
                                    HK$'000      HK$'000       HK$'000      HK$'000      HK$'000      HK$'000      HK$'000
         Capital additions           163,895       101,876       35,199       19,381       18,752      117,557      456,660
         Depreciation of property,
           plant and equipment        59,804        37,174       12,844        7,072        6,842       42,896      166,632
         Allowance for bad and
           doubtful debts              3,378         4,397          725          399          386        2,423       11,708

         The Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of assets and liabilities has been presented.

2.       PROFIT FROM OPERATIONS

                                                                                2003           2002
                                                                                ----           ----
                                                                              HK$'000         HK$'000
         Profit from operations has been arrived at after charging:

         Salary and other benefits, including directors' remuneration          55,214          63,606
         Contributions to retirement benefits scheme                            4,011           4,104
                                                                              -------         -------

         Total staff costs                                                     59,225          67,710
                                                                              -------         -------

         Auditors' remuneration                                                   679             635
         Allowance for bad and doubtful debts                                      --          11,708
         Depreciation of property, plant and equipment                        222,277         166,632

         and after crediting:

         Write-back of allowance for bad and doubtful debts                     6,279              --
         Gain on disposal of property, plant and equipment other
           than transponders                                                       76              39
                                                                              =======         =======

3.       TAXATION

                                                                                2003           2002
                                                                                ----           ----
                                                                              HK$'000         HK$'000
         The charge comprises:

         Hong Kong Profits Tax
           Current year                                                        38,516          40,624
                                                                              -------         -------

         Deferred taxation
           Current year                                                        10,140          10,225
           Attributable to a change in tax rate in Hong Kong                   17,433              --
                                                                              -------         -------

                                                                               27,573          10,225
                                                                              -------         -------

                                                                               66,089          50,849
         Overseas tax                                                          21,509          18,213
                                                                              -------         -------

                                                                               87,598          69,062
                                                                              =======         =======


         A significant portion of the Group's profit is treated as earned outside of Hong Kong and is not subject to Hong Kong Profits Tax. Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year. The Profits Tax rate was increased from 16% to 17.5% with effect from the 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of current and deferred tax balances at 31st December, 2003.

         Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

         The Group currently has a tax case in dispute with the Indian tax authorities.

4.       EARNINGS PER SHARE

         The calculation of the basic and diluted earnings per share is based on the net profit for the year of HK$424,488,000 (2002: HK$554,689,000)
         and on 390,265,500 (2002: 390,265,500) shares in issue during the year.

         No diluted earnings per share was presented for either 2003 or 2002 as the exercise prices of the Company's share options were higher than the average market price for shares for both 2003 and 2002.

NOTICE OF MEETING

NOTICE is hereby given that the Annual General Meeting of shareholders will be held at Drawing Room, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 14th May, 2004 at 11:30 a.m. for the following purposes:

1. To receive and consider the statement of accounts and reports of the Directors and auditors for the year ended 31st December, 2003.

2.   To declare a final dividend.

3.   To elect Directors and authorise the Directors to fix their remuneration.

4.   To appoint auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following Ordinary Resolutions:

Ordinary Resolutions

     1.  "THAT:

         (A) subject to paragraph (C) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

         (B) the approval in paragraph (A) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

         (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and (ii) subject to the passing of Resolution No. 3 set out in the notice convening this meeting, such additional aggregate nominal amount as is referred to in such Resolution No. 3, and the said approval shall be limited accordingly; and

         (D) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

                  (i) the conclusion of the next Annual General Meeting of the Company;

                  (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and

                  (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting; and

                  "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

     2.  "THAT:

         (A) subject to paragraph (B) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange recognised for this purpose by the Securities and Futures Commission under the Hong Kong Code on Share Repurchases (as amended from time to time), be and is hereby generally and unconditionally approved;

         (B) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

         (C) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

                  (i) the conclusion of the next Annual General Meeting of the Company;

                  (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law or by the Company's Bye-laws to be held; and

                  (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

     3. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution No. 1 set out in the notice convening this meeting in respect of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 2 set out in the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

The principal and branch registers of members will be closed from Friday, 7th May, 2004 to Friday, 14th May, 2004 both days inclusive. By order of the Board

DENIS LAU
COMPANY SECRETARY

Hong Kong, 11th March, 2004

Notes:

1. In order to qualify for the final dividend payable on 18th May, 2004, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited, for registration not later than 4 p.m. Thursday, 6th May, 2004.

2. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of that member. A proxy need not be a member. Proxy forms must be deposited at the Hong Kong Branch Share Registrars of the Company not later than 48 hours before the time for holding the meeting.

3. Concerning Ordinary Resolution No. 1, the directors wish to state that they have no immediate plans to issue any new shares of the Company other than the shares that may be issued under the Company's share option scheme. Approval is being sought from the members under Ordinary Resolution No. 1 as a general mandate for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4. Concerning Ordinary Resolution No. 2, an Explanatory Statement containing the information regarding the repurchase by the Company of its own shares will be sent to shareholders together with the Company's 2003 Annual Report.